Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company:

Enerplus Resources Fund ("Enerplus")
Suite 3000, 333 -7th Avenue S.W.
Calgary, Alberta  T2P 2Z1

2.	Date of Material Change:

December 2, 2007

3.	News Release:

A press release disclosing in detail the material summarized in this material change report was disseminated through the facilities of CNW Group on December 3, 2007 and would have been received by the securities commissions where Enerplus is a "reporting issuer" and the stock exchanges on which the securities of Enerplus are listed and posted for trading in the normal course of their dissemination.

4.	Summary of Material Change:

Enerplus, EnerMark Inc. ("EnerMark"), Focus Energy Trust ("Focus") and FET Resources Ltd. ("FET Resources") entered into an agreement dated December 2, 2007 (the "Combination Agreement") with respect to a proposed transaction (the "Transaction") to combine Enerplus and Focus.  The merged trust will continue to operate as Enerplus Resources Fund.

5.	Full Description of Material Change:

5.1           Full Description of Material Change

The Transaction

Enerplus, EnerMark, Focus and FET Resources have entered into the Combination Agreement pursuant to which Enerplus and Focus will combine their respective businesses and operations.  The merged trust will continue to operate as Enerplus Resources Fund.

Pursuant to the Transaction, holders ("Focus Unitholders") of trust units of Focus ("Focus Units") will receive for each Focus Unit held, 0.425 of a trust unit of Enerplus ("Enerplus Unit").  It is intended that the Transaction will be structured to allow Focus Unitholders to receive Enerplus Units on a tax-deferred basis for Canadian and United States income tax purposes.  However, it is intended that Focus Unitholders can elect to have the exchange of their Focus Units for Enerplus Units pursuant to the Transaction carried out on a taxable basis for Canadian federal income tax purposes.  It is also intended that the Transaction will be structured to qualify for the exemption from registration provided by section 3(a)(10) of the U.S. Securities Act of 1933, as amended.  It is currently anticipated that the Transaction will be carried out pursuant to a plan of arrangement under the Business Corporations Act (Alberta).

An information circular detailing the Transaction is anticipated to be mailed to Focus Unitholders and the holders of exchangeable limited partnership units of Focus Limited Partnership in early January 2008 for a meeting (the "Focus Meeting") expected to take place in mid-February, 2008.  Closing of the Transaction is expected to take place in mid-February 2008.

The Transaction will require the approval of at least two-thirds of the votes cast by the Focus Unitholders ("Focus Exchangeable LP Unitholders") and the Focus Exchangeable LP Unitholders (collectively, "Focus Securityholders"), voting together as a single class, at the Focus Meeting.  Implementation of the Transaction will also require the satisfaction of several conditions contemplated in the Combination Agreement, including the approval of the Court of Queen's Bench of Alberta and the receipt of necessary regulatory approvals.

Following completion of the Transaction, Enerplus will continue to be led by Gordon J. Kerr as President & Chief Executive Officer and the remainder of the current Enerplus senior management team.  If the Transaction is completed, two of the current directors of FET Resources, Mr. David O'Brien and Mr. Clayton Woitas, have agreed to join the board of directors of EnerMark.

If the closing of the Transaction proceeds as planned, Focus Unitholders will be eligible to receive their first $0.42 monthly distribution from Enerplus on March 20, 2008, payable to Enerplus unitholders of record on March 10, 2008.

Board Approvals

The board of directors of EnerMark has unanimously endorsed the Transaction and approved the Combination Agreement, has unanimously determined that the Transaction and the Combination Agreement are in the best interests of Enerplus and the Enerplus unitholders, and has unanimously determined that the Transaction is fair, from a financial point of view, to Enerplus unitholders.

The board of directors of FET Resources (the "Focus Board") has unanimously endorsed the Transaction and approved the Combination Agreement, has unanimously determined that the Transaction and the Combination Agreement are in the best interests of Focus and the Focus Securityholders, and has, based on the opinion of its financial advisor, unanimously determined that the Transaction is fair, from a financial point of view, to Focus Securityholders and has resolved unanimously to recommend approval of the Transaction by Focus Securityholders.

Advisors

RBC Capital Markets is acting as exclusive financial advisor to Enerplus with respect to the Transaction.  BMO Capital Markets is acting as strategic advisor to Enerplus.

Scotia Waterous Inc. is acting as exclusive financial advisor to Focus with respect to the Transaction.  Scotia Waterous Inc. has advised the Focus Board that it is of the opinion, as of the date of the Combination Agreement, that the consideration to be received by Focus Securityholders is fair, from a financial point of view, to Focus Securityholders.  With respect to the Transaction, CIBC World Markets Inc. is acting as strategic advisor to Focus.

Non-Solicitation Provisions in the Combination Agreement

Pursuant to the Combination Agreement, each of Focus and FET Resources has agreed to immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of the Combination Agreement with respect to any Acquisition Proposal (as defined herein) and to immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Focus or FET Resources relating to an Acquisition Proposal and to use all reasonable commercial efforts to ensure that such requests are honoured.

Pursuant to the Combination Agreement, each of Focus and FET Resources has agreed not to, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i)	solicit, knowingly facilitate, initiate or encourage any Acquisition Proposal;

(ii)
enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii)
waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any "standstill provisions" thereunder; or

(iv)	accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, each of Focus and FET Resources and its officers, directors and advisers may:

(v)
enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of the Combination Agreement, by Focus or FET Resources or any of their officers, directors or employees or any financial advisor, expert or other representative retained by them) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement in favour of Focus substantially similar to the confidentiality and standstill agreement dated November 7, 2007 (the "Confidentiality Agreement") entered into between Enerplus and Focus (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to Enerplus as set out below), may furnish to such third party information concerning Focus or FET Resources and its business, properties and assets, in each case if, and only to the extent that:

(A)
the third party has first made a written bona fide Acquisition Proposal which the Focus Board determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for Focus Unitholders the transaction contemplated by the Combination Agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the Focus Board, that the taking of such action is necessary for the Focus Board in discharge of its fiduciary duties under applicable laws and the constating documents of Focus (a "Superior Proposal"); and

(B)
prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, Focus or FET Resources provides prompt notice to Enerplus to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to Enerplus, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that Focus and FET Resources shall notify Enerplus orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to Enerplus, copies of all information provided to such party and all other information reasonably requested by Enerplus), within 24 hours of the receipt thereof, shall keep Enerplus informed of the status and details of any such inquiry, offer or proposal and answer Enerplus' questions with respect thereto; and

(vi)
comply with Section 172 of the Securities Act (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii)
accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the Focus Board shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of the Combination Agreement after receiving the advice of outside counsel as reflected in minutes of the Focus Board, that the taking of such action is necessary for the Focus Board in discharge of its fiduciary duties under applicable laws and Focus and FET Resources comply with their obligations in the Combination Agreement and terminate the Combination Agreement in accordance with the Combination Agreement and concurrently therewith pay the termination fee as contemplated therein to Enerplus.

Following receipt of a Superior Proposal, Focus and FET Resources shall give Enerplus, orally and in writing, at least 72 hours advance notice of any decision by the Focus Board to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the Focus Board has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto. During such 72 hour period, Focus and FET Resources agree not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Transaction. In addition, during such 72 hour period, Focus and FET Resources shall, and shall cause their financial and legal advisors to, negotiate in good faith with Enerplus and its financial and legal advisors to make such adjustments in the terms and conditions of the Combination Agreement and the Transaction as would enable Focus and FET Resources to proceed with the Transaction as amended rather than the Superior Proposal. In the event Focus and FET Resources propose to amend the Combination Agreement and the Transaction to provide the Focus Unitholders with a value per Focus Unit equal to or having a value greater than the value per Focus Unit provided in the Superior Proposal and so advises the Focus Board prior to the expiry of such 72 hour period, the Focus Board shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Transaction.

"Acquisition Proposal" means any inquiry or the making of any proposal to Focus or FET Resources or the Focus Unitholders and/or Focus Exchangeable LP Unitholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Focus or the Focus Securityholders of 20% or more of the voting securities of Focus or its subsidiaries; (ii) any acquisition of a substantial amount of assets of Focus or its subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving Focus or its subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization or similar transaction involving Focus or its subsidiaries; or (v) any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Combination Agreement or the Transaction or which would or could reasonably be expected to materially reduce the benefits to Enerplus and EnerMark under the Combination Agreement or the Transaction; except that for the purpose of a "Superior Proposal" as defined above, the references in the definition of "Acquisition Proposal" to "20% or more of the voting securities" shall be deemed to be references to "50% or more of the voting securities", and the references to "a substantial amount of assets" shall be deemed to be references to "all or substantially all of the assets".

Enerplus Damages Event Pursuant to the Combination Agreement

If at any time after the execution of the Combination Agreement:

(i)
the Focus Board has withdrawn or changed any of its recommendations or determinations referred to in the Combination Agreement in a manner adverse to Enerplus or shall have resolved to do so prior to the effective date of the Transaction;

(ii)
a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Focus Unitholders or to Focus and the Focus Securityholders do not approve the Transaction or the Transaction is not submitted for their approval, and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal relating to Focus is consummated within twelve months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made;

(iii)	Focus accepts, recommends, approves or enters into an agreement to implement a Superior Proposal;

(iv)
Focus is in breach of any of its covenants made in the Combination Agreement which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change (as such term is defined in the Combination Agreement) with respect to Focus or materially impedes the completion of the Transaction, and Focus fails to cure such breach within five business days after receipt of written notice thereof from Enerplus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond February 28, 2008); or

(v)
Focus is in breach of any of its representations or warranties made in the Combination Agreement (without giving effect to any materiality qualifiers contained therein) which breach individually or in the aggregate causes or would reasonably be expected to cause a Material Adverse Change with respect to Focus or materially impedes the completion of the Transaction, and Focus fails to cure such breach within five business days after receipt of written notice thereof from Enerplus (except that no cure period shall be provided for a breach which by its nature cannot be cured and, in no event, shall any cure period extend beyond February 28, 2008),

(each of the above being an "Enerplus Damages Event"), then in the event of the termination of the Combination Agreement in accordance with its terms, Focus shall pay to Enerplus $48 million (the "Enerplus Damages Fee") as liquidated damages in immediately available funds to an account designated by Enerplus within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, Focus shall be deemed to hold such funds in trust for Enerplus.  Focus shall only be obligated to pay a maximum of $48 million pursuant to the Combination Agreement.  In the event that a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Focus Unitholders or to Focus and the Focus Securityholders do not approve the Transaction and such Acquisition Proposal, an amended version thereof or any other Acquisition Proposal relating to Focus is not consummated within twelve months of the date the first Acquisition Proposal is publicly announced, proposed, offered or made; then Focus shall pay to Enerplus $5 million, in full satisfaction of, and as a fixed amount for reimbursement of, all expenses, including all third party expenses and costs, of Enerplus in relation to the Transaction.

Each party acknowledges in the Combination Agreement that all of the payment amounts set out above are payments of liquidated damages which are a genuine pre-estimate of the damages which Enerplus will suffer or incur as a result of the event giving rise to such damages and resultant termination of the Combination Agreement and are not penalties. Each of Focus and FET Resources irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. For greater certainty, the parties agree that the payment of the amount pursuant to the Combination Agreement is the sole monetary remedy of Enerplus provided, however, that this limitation shall not apply in the event of fraud or willful breach of the Combination Agreement by Focus and/or FET Resources. Nothing in the Combination Agreement precludes a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in the Combination Agreement or the Confidentiality Agreements or otherwise to obtain specific performance of any of such acts, covenants or agreements, without the necessity of posting bond or security in connection therewith.

Termination

The Combination Agreement may be terminated at any time prior to the effective date of the Transaction:

(a)	by mutual written consent of Enerplus and Focus;

(b)	if any of the conditions set forth in the Combination Agreement in favour of Enerplus and Focus are not, as applicable, satisfied or waived;

(c)	by Enerplus upon the occurrence of an Enerplus Damages Event as provided for in the Combination Agreement; or

(d)
by Focus upon the occurrence of an Enerplus Damages Event as provided in paragraph (iii) under the heading "Enerplus Damages Event Pursuant to the Combination Agreement" above (and provided Focus has complied with its obligations set forth in  the Combination Agreement with respect to providing Enerplus with a right to match any competing offer as described under "Non-Solicitation Provisions in the Combination Agreement" above) and the payment by Focus to Enerplus of the Enerplus Damages Fee.

In the event of the termination of the Combination Agreement in the circumstances set out in paragraphs (a) through (d) above, the Combination Agreement shall forthwith become void and neither party shall have any liability or further obligation to the other party thereunder except with respect to the obligations to pay the fees in respect of an Enerplus Damages Event pursuant to the Combination Agreement and each party's obligations in the Confidentiality Agreement, which shall survive such termination.

5.2           Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

For further information, contact David A. McCoy, Vice President, General Counsel & Corporate Secretary of EnerMark, by telephone at (403) 298-2200.

9.	Date of Report:

December 10, 2007

Advisory Regarding Forward-Looking Statements and Forward-Looking Information

This material change report contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements. More particularly and without limitation, this material change report contains forward-looking statements and information concerning the proposed form and effective date of the Transaction and distribution levels of Enerplus.

The forward-looking statements and information are based on certain key expectations and assumptions made by Enerplus, including expectations and assumptions concerning the timing of receipt of court, regulatory, securityholder and other third party approvals.  Although Enerplus believes that the expectations and assumptions on which such forward-looking statements and information are based are reasonable, undue reliance should not be placed on the forward-looking statements and information because Enerplus can give no assurance that they will prove to be correct

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks.  These include, but are not limited to:  failure to obtain required court, regulatory, securityholder and other third party approvals; failure to realize anticipated synergies or cost savings; and risks regarding the integration of the two entities.  This material change report also contains forward-looking statements and information concerning the anticipated completion of the Transaction and the anticipated timing for completion of the Transaction. Enerplus has provided these anticipated times in reliance on certain assumptions that it believes are reasonable at this time, including assumptions as to the time required to prepare meeting materials for mailing, the timing of receipt of the necessary regulatory and court approvals and the time necessary to satisfy the conditions to the closing of the Transaction.  These dates may change for a number of reasons, including unforeseen delays in preparing meeting materials, inability to secure necessary regulatory or court approvals in the time assumed or the need for additional time to satisfy the conditions to the completion of the Transaction.  Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this material change report concerning these times.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Enerplus' operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov) or at Enerplus' website (www.enerplus.com).

The forward-looking statements and information contained in this material change report are made as of the date hereof and Enerplus undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.